Exhibit (a)(1)(A)

ACTIVISION, INC.

OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS

This document constitutes part of the prospectus relating to Activision, Inc.’s 1998 Incentive Plan, as amended; 1999 Incentive Plan, as amended; 2001 Incentive Plan, as amended; 2002 Incentive Plan, as amended; 2002 Studio Employee Retention Incentive Plan; and Amended and Restated 2003 Incentive Plan, covering securities that have been registered under the Securities Act of 1933, as amended.

June 8, 2007

ACTIVISION, INC.

Offer to Amend the Exercise Price of Certain Options

This offer and withdrawal rights will expire at
5:00 p.m., Pacific Time, on July 6, 2007 unless we extend them.

By this Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”), we are giving all eligible holders of eligible options to purchase shares of our common stock the opportunity to amend the exercise price of eligible options and to receive cash payments equal to the difference between the current exercise price and the new exercise price.  (We refer to this as the “offer”.  The terms “eligible holder” and “eligible options” are defined below.)

As part of the review by a Special Subcommittee of independent members of our Board of Directors of our stock option granting practices and our restatement of certain of our financial statements, we have determined that we used an incorrect accounting “measurement date” to set the original exercise price of some stock options that you received and that the original exercise price would have been higher if the correct date had been used.  These options are therefore considered “discounted options.”

“Section 409A taxes” — Discounted options that vested after December 31, 2004 are subject to adverse tax consequences under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including taxation when options vest (in addition to taxation when they are exercised) and a tax of 20% in addition to your normal rate, plus interest. Corresponding provisions of some states’ tax laws, including California’s, also impose adverse tax consequences on discounted options, including taxation upon vesting, an additional 20% tax and interest. We refer to these additional federal and state taxes and interest collectively as “Section 409A taxes.”

“Eligible holder” — You are an “eligible holder” only if you (1) are subject to taxation in the United States, (2) hold eligible options to purchase shares of our common stock that are outstanding on the last date on which the offer remains open for acceptance and (3) are an employee of Activision, Inc. or any of its subsidiaries on the last date on which the offer remains open for acceptance. The offer is not being made to any of our directors or executive officers.

“Eligible option” — An option to purchase our common stock is eligible for the offer (an “eligible option”) only if each of the following conditions is met:

•                  the option was granted under any of the following plans: 1998 Incentive Plan, as amended; 1999 Incentive Plan, as amended; 2001 Incentive Plan, as amended; 2002 Incentive Plan, as amended; 2002 Studio Employee Retention Incentive Plan and Amended and Restated 2003 Incentive Plan (collectively, the “Specified Activision Plans”);

•                  the option had an original exercise price per share that was less than the fair market value per share of the common stock underlying the option on the date that we have determined to be the correct measurement date for such option;

•                  the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, only the unvested portion of the option as of December 31, 2004, is an “eligible option”); and

•                  the option is outstanding as of the last date on which the offer remains open for acceptance.

If you accept the offer, then for each eligible option, the following will occur:

1.             Your eligible options will be amended to increase the exercise price per share to the fair market value of a share of our common stock (as determined by the Nasdaq closing or last sale price) on the date that we have determined to be the correct measurement date for such option (the “new exercise price”).  If only a portion of your option was unvested as of December 31, 2004, then only the portion that was unvested on December 31, 2004, is an eligible

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option and only that portion will be amended to increase the exercise price if you accept the offer.

2.             For each eligible option amended in the offer, you will receive, on or promptly following January 11, 2008, a cash payment equal to the difference between the new exercise price of the amended option and the current exercise price, multiplied by the number of unexercised shares of our common stock subject to the eligible option.

If you are an eligible holder, you will receive on the commencement of the offer an e-mail announcing the offer and an election form that contains personalized information for each eligible option you hold.

Amendment of Options and Receipt of Cash Payments

If you accept the offer, your eligible options will be amended on the date the offer expires (but following the expiration of the offer), which is currently expected to be July 6, 2007, at 5:00 p.m., Pacific Time. Promptly following the expiration of the offer, you will receive a document entitled “Amendment to Stock Option Agreements and Promise to Make Cash Payment” evidencing the amendment of the options you elected to amend. Each amended option will be subject to the terms and conditions of (1) the Specified Activision Plan under which your option was originally granted, as amended in accordance with the offer, and (2) the existing option agreement pursuant to which your option was originally granted, as amended in accordance with the offer. Your amended options will continue to be subject to the same vesting schedule, expiration date and other terms and conditions currently in place.

In addition, the “Amendment to Stock Option Agreements and Promise to Make Cash Payment” will evidence your right to receive a cash payment for the eligible options you elected to have amended. The cash payments will be paid on or promptly following January 11, 2008, and all such payments will be subject to any applicable tax withholding. Cash payments will not be subject to any vesting conditions, so you will receive any cash payments to which you are entitled on or promptly following January 11, 2008, regardless of whether the eligible option is vested at that time and regardless of whether you are employed with us at that time.

The offer is not conditioned on its acceptance by any minimum number of participants or outstanding eligible options, but the offer is subject to the conditions that we describe in Section 7 of this Offer to Amend, “Conditions of the offer.” You are not required to accept the offer.

Shares of our common stock are traded on the Nasdaq Global Select Market under the symbol “ATVI.” On June 1, 2007, the official closing price of our common stock was $18.87 per share as reported on the Nasdaq Global Select Market. You should evaluate current market quotes for our common stock, among other factors, before deciding to accept the offer.

See “Risks of Accepting the Offer” beginning on page 4 for a discussion of risks that you should consider before accepting the offer.

IMPORTANT— STEPS YOU MUST TAKE TO PARTICIPATE

If you accept the offer, you must properly complete and submit the election form in accordance with the applicable instructions for that form before 5:00 p.m., Pacific Time, on July 6, 2007. Only election forms that are properly completed, submitted, and actually received by us by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California, 90405, by the deadline will be accepted. Election forms may be submitted only by e-mail or hand delivery.  Election forms that are submitted by any other means or that are received after the deadline will not be accepted. The delivery of your election form is at your risk.

We intend to confirm the receipt of your election form by e-mail promptly. Our confirmation e-mail is not an acceptance of your election to amend. If you have not received an e-mail confirmation that we have received your response, we recommend that you confirm that we have received your election form. If you need to confirm receipt, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the offer. Any representation to the contrary is a criminal offense.

We will provide general tax information to eligible holders regarding the offer. We will not provide tax advice specific to an individual’s circumstances. We encourage you to consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of accepting or not accepting the offer. If you have general questions about the terms of the offer or requests for general tax information about the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

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Offer to Amend the Exercise Price of Certain Options, dated June 8, 2007.

You should rely only on the information contained in this Offer to Amend or documents to which we have referred you. We have not authorized anyone to provide you with different information. Our Board of Directors has approved making the offer, and we believe that it will generally be in most eligible holders’ interests, in most circumstances and in most scenarios, to accept the offer.  We therefore recommend that you accept the offer.  However, the decision to accept or not accept the offer must be your own, after taking into account your personal circumstances and preferences and your personal assessment of possible future developments, and we encourage you to consult with your personal financial, legal and tax advisers before making your decision.

We are not making an offer of the cash payment or any offer to amend options in any jurisdiction in which the offer is not permitted. We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted for amendment from, the eligible holders residing in such jurisdiction.

The information provided in this Offer to Amend is accurate only as of the date such information is shown, or if no date is indicated, the date of the offer.

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TABLE OF CONTENTS

Summary Term Sheet and Questions and Answers
Risks of Accepting the Offer
The Offer
1.	Eligibility.
2.	Number of options and amount of consideration; expiration of the offer.
3.	Purpose of the offer.
4.	Procedures for electing to accept the offer.
5.	Withdrawal rights and change of election.
6.	Acceptance of elections for amendment, issuance of cash payments, and amendment of options.
7.	Conditions of the offer.
8.	Price range of shares underlying the options.
9.	Source and amount of consideration; terms of amended options.
10.	Information concerning the Company.
11.	Interests of directors and executive officers; transactions and arrangements concerning the options.
12.	Status of options amended by us in the offer; accounting consequences of the offer.
13.	Legal matters; regulatory approvals.
14.	Material United States federal and California state income tax consequences.
15.	Extension of offer; termination; amendment.
16.	Additional information.
17.	Financial statements.
18.	Miscellaneous.
Schedule A	Information concerning the directors and executive officers of Activision, Inc.
Schedule B	Summary financial information of Activision, Inc. and subsidiaries.

Forward-Looking Statements

We may from time to time make written or oral statements that are “forward-looking.” Forward-looking statements may be contained in this Offer to Amend, including the section entitled “Risks of Accepting the Offer,” and in other filings we make with the SEC and in reports to our shareholders. All forward-looking statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made and the Company does not undertake any obligation to update its disclosure relating to forward-looking matters, except to the extent required by applicable federal securities laws. Actual results may differ materially from those expressed or implied. Factors that might cause such differences include, but are not limited to, those discussed in the “Risks of Accepting the Offer” section of this Offer to Amend, those described in the section entitled “Risk Factors” in the Company’s Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2006, Amended Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and December 31, 2006 and those otherwise described from time to time in the Company’s SEC reports filed after those reports (including our Annual Report on Form 10-K for the fiscal year ended March 31, 2007).

SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS

The following are answers to some of the questions that you may have about the offer. You should carefully read this entire offer, the e-mail to all eligible holders dated June 8, 2007 and the election form together with its instructions. This offer is made subject to the terms and conditions of these documents as they may be amended. The information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Amend and the other offer documents. We have included in this summary references to other sections in the offer to help you find a more complete description of these topics.

Q1.         What is the offer?

A1.          The offer is a voluntary opportunity for eligible holders to amend the exercise price of certain options that we issued in order to eliminate adverse federal and state tax consequences applicable to those options. Eligible holders who accept the offer will receive a cash payment and the exercise prices of their eligible options will be amended.

Q2.         Why is Activision making the offer?

A2.          We used incorrect dates to set the original exercise price of some stock options that you received.  As a result, the exercise price of some options would have been higher if we had used the correct dates. These options are therefore considered discounted options. Discounted options are subject to significant adverse tax consequences under Section 409A. If you accept the offer, your eligible options should not be subject to the adverse tax consequences under Section 409A, as described in Section 14 of this Offer to Amend. (See Section 3.)

Q3.         What are the tax consequences if I do not accept the offer?

A3.          Your options will be subject to taxable ordinary income recognition in the year the options vest (in addition to taxation when they are exercised).  Your options will also be subject to a 20% tax under federal law and a 20% tax under California law, if you are subject to tax in California  — plus interest.  These amounts are in addition to all other income and employment taxes applicable to options. Beginning in 2008, for eligible options, these taxes and interest will begin to apply from when your option vested or vests. Further, it is possible that during each subsequent tax year (until the option is exercised or expires), any increase in the fair market value of shares underlying the options will be taxed and may also be subject to the additional 20% tax (40% if you are subject to tax in California) and interest, in addition to other income and employment taxes. We will withhold taxes and report income amounts to the IRS and other taxing authorities as required by applicable laws and will not reimburse you for those taxes.  (See Section 3.)

Q4.         What are the tax consequences if I accept the offer?

A4.          Your eligible options should not be subject to the adverse tax consequences under Section 409A, and you will not be required to recognize income for United States federal or California income tax purposes at the time of the acceptance and amendment of such options.  We believe that the acceptance and amendment of options will be treated as a non-taxable exchange for United States federal and California income tax purposes.  The cash payment to you in January 2008 will be taxable compensation income to you for 2008 and will be subject to applicable tax withholding and tax at normal rates for compensation income.  (See Section 3.)

Q5.         Who is eligible to accept the offer?

A5.          You may accept the offer if you (1) are subject to United States taxation, (2) hold eligible options, and (3) are an employee of Activision, Inc. or any of its subsidiaries on the last date on which the offer remains open for acceptance.  Our directors and executive officers are not eligible to participate in the offer. (See Section 1.)

Q6.         Which options are eligible for amendment in the offer?

A6.          An option to purchase our common stock is eligible for the offer only if each of the following conditions is met:  the option was granted under any of the Specified Activision Plans; the option had an original exercise price per share that was less than the fair market value per share of the common stock underlying the option on the date that we have determined to be the correct measurement date for the option; the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, only the unvested portion of the option as of December 31, 2004, is an “eligible option”); and the option is outstanding as of the last date on which the offer remains open for acceptance.

Q7.         How do I accept the offer?

A7.          To accept the offer, you must follow the election form instructions and properly complete and submit the election form to the Company, either by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405, before 5 p.m., Pacific Time, on July 6, 2007.

Q8.         If I accept the offer, what will I receive?

A8.          Your eligible options will be amended to increase the exercise price per share to the new exercise price. The new exercise price will be the fair market value (as determined by the Nasdaq closing or last sale price) of a share of our common stock on the date that we have determined to be the correct measurement date for the option.  (If only a portion of your option was unvested as of December 31, 2004, then only the portion of the option that was unvested on that date is an eligible option and only that portion will be amended to increase the exercise price. The portion that vested on or before December 31, 2004, is not subject to the adverse tax consequences under Section 409A that the offer is designed to allow you to eliminate. Instead, the portion of any option that vested on or before December 31, 2004, will remain outstanding in accordance with its original terms, including its current exercise price.) You will also receive, on or promptly following January 11, 2008, a cash payment equal to the difference between the new exercise price of the amended option and the current exercise price multiplied by the number of shares corresponding to the unexercised portion of the eligible option that was amended, less any applicable tax withholding.  (See Section 6.)

Q9.         Why won’t I receive my cash payment immediately following the expiration of the offer?

A9.          The Internal Revenue Service (the “IRS”) guidance that allows us to offer you the opportunity to eliminate the adverse tax consequences under Section 409A by amending your options also imposes certain requirements regarding the timing of the cash payments. This guidance does not allow us to make the cash payments in the same calendar year in which the options are amended.  The earliest we can make these payments is January 1, 2008. We intend to make the payment on or promptly following the first payroll date following January 1, 2008, which is currently scheduled for January 11, 2008.

Q10.       Other than the exercise price, will any other terms and conditions of my amended options change?

A10.        No other terms will change. (See Sections 2, 9 and 14.)

Q11.       When will my amended options vest and when can I exercise my amended options?

A11.        If your options are amended, they will continue to vest according to the vesting schedule of your original options. Future vesting is subject to your continued employment with us through each relevant vesting date.  If your eligible option is partially or fully vested, then your amended option will be vested to the same extent.  You may exercise any of your amended options at any time following its amendment subject to the vesting provisions of such option and prior to the termination of the option pursuant to its terms. Please note that, in order to process these option amendments in our stock option database, your amended options may not be exercisable until on or around July 13, 2007 (or later if we extend the offer or otherwise instruct you). (See Section 9.)

Q12.       Can I accept the offer for just a part of an option, or for some but not all of my options?

A12.        No.

Q13.       If I don’t accept the offer, will I have another chance later?

A13.        No.  This is a one-time offer, and we will strictly enforce the election period. (See Section 4.)

Q14.       What happens to my options if I accept the offer but then exercise an eligible option before expiration of the offer?

A14.        Your eligible options will not be amended, you will not receive a cash payment for your options, and you will be required to pay any Section 409A taxes (as well as income and employment taxes) that are imposed on your options.  We will not reimburse you for any of these taxes. (See Section 14.)

Q15.       What happens to my options if I do not submit my election form by the deadline or choose not to accept, or my election to amend is not accepted?

A15.        Your options will remain unchanged.  They will not be amended and you will be required to pay any Section 409A taxes (as well as income and employment taxes) that are imposed on your options.  We will not reimburse you for any of these taxes. (See Section 14.)

Q16.       How does the offer relate to the actions the Company announced in its January 29, 2007 and June 6, 2007 correspondence that it would take regarding exercises of discounted stock options during 2006 and 2007?

A16.        In our correspondence dated January 29, 2007 and March 1, 2007, we announced that we would pay the Section 409A taxes that are due as a result of exercises by our employees of discounted stock options at any time in 2006. In our correspondence dated June 6, 2007, we announced that we would not pay the Section 409A taxes that are due as a result of exercises by our employees of discounted stock options after receipt of the June 6, 2007 correspondence.  The reason we are not paying the Section 409A taxes for exercises after June 6, 2007, is because your acceptance of the offer should eliminate the Section 409A taxes applicable to those options. If you do not accept the offer, you will be responsible for the Section 409A taxes due on discounted stock options and we will not reimburse you.

Q17.       What happens if I accept the offer but then my employment with Activision or any of its subsidiaries terminates after expiration of the offer?

A17.        If you accept the offer, you will receive any cash payments to which you are entitled on or promptly following January 11, 2008, regardless of whether the amended options are vested on the payment date and regardless of whether you are employed with us on the payment date. (See Questions and Answers 8 and 11 and Sections 2 and 6.) You will be responsible for notifying us of any change of address following your termination of employment so that we can send your cash payment to you.

Q18.       What happens if I accept the offer but then my employment with Activision or any of its subsidiaries terminates before the expiration of the offer?

A18.        You will not be eligible to accept the offer if you are not an employee of Activision or any of its subsidiaries on the last day on which the offer remains open for acceptance. Your options will continue to be subject to the adverse tax consequences under Section 409A.

Q19.       Can I change my mind and withdraw my election to accept the offer?

A19.        Yes. You may change your mind after you have submitted an election form and withdraw your election for all of your eligible options at any time before the expiration of the offer. (See Section 5.)

Q20.       Has Activision, Inc. made a recommendation regarding the offer?

A20.        Our Board of Directors has approved making the offer, and we believe that it will generally be in most eligible holders’ interests, in most circumstances and scenarios, to accept the offer.  We therefore recommend that you accept the offer.  However, the decision to accept or not accept the offer must be your own, after taking into account your personal circumstances and preferences and your personal assessment of possible future developments, and we encourage you to consult with your personal financial, legal and tax advisers before making your decision. (See Section 14.)

RISKS OF ACCEPTING THE OFFER

Accepting the offer involves a number of risks, including those described below and on page 1 of the Offer to Amend under the heading “Forward-Looking Statements”. You should carefully consider these risks and discuss them with your financial, legal and/or tax advisors as necessary before deciding whether to accept the offer. In addition, you should read the sections in the Offer to Amend discussing the tax consequences in the United States, as well as the rest of the Offer to Amend for a more in-depth discussion of the risks that may apply to you before deciding to accept the offer.

Federal Tax-Related Risks

The IRS could change the expected Section 409A tax consequences.

As described above and in Section 14 below (“Material United States federal and California state income tax consequences”), based on the current guidance under Section 409A, the portion of your eligible options that was unvested as of December 31, 2004 will be subject to adverse tax consequences under Section 409A.  We believe that we have complied in good faith with the current guidance with respect to the offer to amend your eligible options to avoid the adverse tax consequences of Section 409A.  We cannot guarantee the effect of any future IRS guidance.

State and Local Taxes

The discussion in Section 14 of the Offer to Amend describes the material United States federal income tax consequences if you accept the offer and if you do not accept the offer.  State and local taxes may differ.  Certain states, including California, have adopted provisions similar to Section 409A.  If you are subject to income taxation in such states, you may incur additional taxes and interest under such provision with respect to your eligible options.  All option holders should consult with their own personal tax advisor as to the tax consequences of their acceptance of the offer.

Cash payments will be a taxable event even if amended options are not exercised.

Any cash payments received for eligible options that you elect to amend will be subject to regular income and employment tax withholding at the time of receipt. Your resulting tax liability when you file your income tax return could differ from the amount of taxes we are required to withhold and, as a result, it is possible that additional taxes may be due for the year you receive the cash payment. You cannot elect to receive this payment at a different time.

Tax-related risks for tax residents of multiple countries.

If you are subject to the tax laws in more than one jurisdiction, you should be aware that there may be tax and social insurance consequences of more than one country that may apply to you. You should also be certain to consult your personal tax advisor to discuss these consequences.

Other Risks

Depending on your individual circumstances and other possible future developments, accepting the offer may have adverse consequences to you.

The cash payment will be made in January 2008.  Depending on your personal circumstances, this may affect your “tax bracket” or eligibility for certain benefits or have other adverse affects.  If our stock price were to drop sharply during the offer period, it might be better for you financially to exercise your eligible options at higher current prices, and incur the 409A taxes, than to accept the offer.  There may also be other scenarios in which it would be better for you financially to exercise your eligible options and incur the 409A taxes than to accept the offer.  While we believe that these scenarios are unlikely to occur, you must make your own assessment of possible future developments.

SEC investigation and litigation relating to stock options remain pending and may adversely affect our business and results of operations.  Although a Special Subcommittee of our independent directors has completed its review of our stock option grants and practices in the period between 1992 and 2006, an investigation by the SEC relating to our stock option granting practices remains pending, as does derivative litigation against us and certain of our current and former directors and officers.

Although we believe that we have taken appropriate action and made appropriate disclosures and corrections to the consolidated financial statements set forth in this report for matters relating to stock options, the SEC (or the court in the derivative action) may disagree with the findings of the Special Subcommittee or with the manner in which we have accounted for and reported, or not reported, the financial impact of past option grant measurement date errors.  If so, we may need to further restate our prior financial statements, further amend our filings with the SEC, or take other actions not currently contemplated, which may result in additional adverse tax consequences to you.  We cannot currently predict the ultimate outcome of these proceedings.

Our stock price may decline

If you accept the offer, you will not be able to exercise options until after the end of the offer period.  Our stock may decline in value during the offer period and in-the-money options may be out-of-the-money when you are able (and decide) to exercise them.

THE OFFER

1.             Eligibility.

You are an “eligible holder” only if you (1) are subject to taxation in the United States, (2) hold eligible options that are outstanding as of the last date on which the offer remains open for acceptance, and (3) are an employee of Activision, Inc. or any of our subsidiaries (collectively referred to as “Activision, Inc.,” the “Company,” “we,” “our” or “us”), on the last date on which the offer remains open for acceptance.

If you are an employee of the Company, unless expressly provided by an agreement between you and the Company or by the requirements of applicable law, your employment with the Company will remain “at will” and can be terminated by you or us at any time, with or without cause or notice. You must be an employee of the Company to be an eligible holder.

None of our directors or executive officers listed on Schedule A to this Offer to Amend, including those who are officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is eligible to accept the offer.

2.             Number of options and amount of consideration; expiration of the offer.

Subject to the terms and conditions of the offer, we will accept for amendment eligible options that are held by eligible holders and for which proper elections are made, and are not validly withdrawn, before the expiration of the offer.

An option to purchase common stock is eligible for the offer only if each of the following conditions is met:

•                  the option was granted under any of the following plans: 1998 Incentive Plan, as amended; 1999 Incentive Plan, as amended; 2001 Incentive Plan, as amended; 2002 Incentive Plan, as amended; 2002 Studio Employee Retention Incentive Plan and Amended and Restated 2003 Incentive Plan (the “Specified Activision Plans”);

•                  the option had an original exercise price per share that was less than the fair market value per share of the common stock underlying the option on the date that we have determined to be the correct measurement date for the option;

•                  the option was unvested as of December 31, 2004 (if only a portion of an option was unvested as of December 31, 2004, only the unvested portion of the option as of December 31, 2004, is an “eligible option”); and

•                  the option is outstanding as of the last date on which the offer remains open for acceptance.

You may elect to accept the offer to amend all (but not less than all) of your eligible options. If you have exercised a portion of an eligible option, your election will apply to the portion that remains outstanding and unexercised.

If you have an eligible option that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible holder beneficially owns a portion of that option, you may accept the offer for that portion if so directed by the beneficial owner in accordance with the applicable domestic relations order or comparable legal document. As legal owner of the eligible option, we will respect an election properly made by you and accepted by us and will not be responsible to you or the beneficial owner of the eligible option for any errors made by you in such an election.

Subject to the terms of the offer, and upon our acceptance of your election to accept the offer, for each eligible option, the following will occur:

1.             Each eligible option will be amended to increase the exercise price per share to the new exercise price. The “new exercise price” will be the fair market value (as determined by the Nasdaq closing or last sale price) of a share of our common stock on the date that we have determined to be the correct measurement date for such option.  If only a portion of your option was unvested as of December 31, 2004, then only the unvested portion of the option as of December 31, 2004, is an eligible option and will be amended to increase the exercise price. Your election form lists (1) the original exercise price of your eligible options (adjusted for any stock splits) (referred to as the “current exercise price”), and (2) the new exercise price of such options, if you accept the offer; and

2.             For each eligible option amended in the offer, you will receive, on or promptly following January 11, 2008, a cash payment equal to the difference between the new exercise price of the amended option and the current exercise price, multiplied by the number of unexercised shares of our common stock subject to the eligible option that was amended in the manner described below. Your election form lists (1) the number of unexercised shares subject to your eligible options, and (2) the cash payment you will be entitled to receive if you accept the offer. Note that your cash payment is subject to any applicable tax withholding.

Eligible Option Example

Assume you were granted an option to purchase 1,000 shares of our common stock with an exercise price per share equal to $10.00 per share (this is the option’s original exercise price). Assume we used an incorrect measurement date in setting the exercise price of this option. Assume that no shares vested on or before December 31, 2004. Assume finally that on the date that we have determined to be the correct measurement date, the Nasdaq closing or last sale price was $12.00 per share. If, as of the expiration date, you had not exercised any portion of the option, then:

1.             The option to purchase 1,000 shares would be amended to increase the exercise price to $12.00 per share; and

2.             A cash payment of $2,000 (which is equal to $12.00 minus $10.00, multiplied by 1,000) (the portion of the option eligible as of the expiration date of the offer), less applicable tax withholding, would be paid to you on or promptly following January 11, 2008.

All amended options will be subject to the terms of the Specified Activision Plan under which the option was granted and the option agreement under which the option was granted, as amended in accordance with the offer. The current forms of option agreements under the Specified Activision Plan under which the options were granted are incorporated by reference as exhibits into the Schedule TO with which the offer has been filed. See Section 9 of this Offer to Amend for a description of the Specified Activision Plans.

The expiration of the offer will occur at 5:00 p.m., Pacific Time, on July 6, 2007, unless we extend the offer. We may, in our discretion, extend the offer, in which event the expiration of the offer will refer to the latest time and date at which the extended offer expires. See Section 15 of this Offer to Amend for a description of our rights to extend, terminate and amend the offer.

3.             Purpose of the offer.

As part of the review by a Special Subcommittee of independent members of our Board of Directors of our stock option granting practices and our restatement of certain of our financial statements, we have determined that an incorrect accounting “measurement” date was used to set the original exercise price of some stock options that you received and that the original exercise price would have been higher if the correct date had been used. These options are therefore considered “discounted options.”

Discounted options that vested after December 31, 2004 are subject to adverse tax consequences under Section 409A of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including taxation when options vest (in addition to taxation when they are exercised) and a tax of 20% in addition to your normal rate, plus interest. Corresponding provisions of some states’ tax laws, including California’s, also impose adverse tax consequences on discounted options, including taxation upon vesting, an additional 20% tax and interest. We refer to these additional federal and state taxes and interest collectively as “Section 409A taxes.”

We have undertaken to reimburse you for the Section 409A taxes on options exercised in 2006 and in 2007 before you received our correspondence dated June 6, 2007. We are not compensating you for Section 409A taxes on options exercised after that date. However, if you elect to amend the exercise price of eligible options by accepting the offer, your eligible options should not be subject to Section 409A taxes.

Except as described below or otherwise disclosed in the offer or in our SEC filings, we presently have no plans or proposals that relate to or would result in: any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company; any purchase, sale or transfer of a material amount of our assets; any material change in our present dividend rate or policy, or our indebtedness or capitalization; any change in our present Board of Directors or management, including a change in the number or term of directors or to fill any existing Board of Director vacancies or to change any executive officer’s material terms of employment; any other material change in our corporate structure or business; our common stock being delisted from the Nasdaq Global Select Market; our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act; the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than in the ordinary course or pursuant to existing options or other rights; or any change in our certificate of incorporation or bylaws, or any actions that may impede the acquisition of control of us by any person.

Our Board of Directors has approved making the offer, and we believe that it will generally be in most eligible holders’ interests, in most circumstances and scenarios, to accept the offer.  We therefore recommend that you accept the offer.  However, the decision to accept or not accept the offer must be your own, after taking into account your personal circumstances and preferences and your personal assessment of possible future developments, and we encourage you to consult with your personal financial, legal and tax advisers before making your decision.  The Company will prepare communications regarding the offer and will provide general tax information to eligible holders regarding the offer. The Company will not provide tax advice specific to an individual’s circumstances. You must make your own decision about whether to accept the offer. We encourage you to consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of accepting or not accepting the offer. If you have general questions regarding the terms of the offer or requests for general tax information about the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

4.             Procedures for electing to accept the offer.

Proper election to accept the offer.

Acceptance of the offer is voluntary. To accept the offer, you must properly complete and submit the election form to the Company.  We must receive the properly completed election form by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405, before the expiration of the offer. The expiration of the offer will occur at 5:00 p.m., Pacific Time, on July 6, 2007, unless we extend the offer.

If you accept the offer, you will be required to accept the offer for all (and not less than all) of your eligible options. The election form lists your eligible options and specific information about your eligible options.

Except as noted in Section 5, your election to accept becomes irrevocable after 5:00 p.m., Pacific Time, on July 6, 2007, unless the offer is extended, in which case your election will become irrevocable after the date and time of the extended expiration of the offer. You may change your mind after you have submitted an election form and withdraw your election for all of your eligible options at any time before the expiration of the offer, as described in Section 5 of this Offer to Amend. If you again change your mind, you may submit another election form and you will be bound by the last properly submitted election form we receive before the expiration of the offer.

The delivery of all documents, including election forms, is at your risk. We intend  to confirm the receipt of your election form  by e-mail promptly. Our confirmation e-mail is not an acceptance of your election to amend. If you need to confirm receipt, you should e-mail 409aoptions@activison.com and include your telephone number and we will call you.  Only election forms that are properly completed and actually received by the deadline will be accepted.  Election forms may only be submitted by e-mail or hand delivery.

Election forms submitted by any other means, including United States mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Determination of validity; rejection of elections; waiver of defects; no obligation to give notice of defects.

We will determine, at our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any elections. We reserve the right to reject any election form that we determine is not in good order or that we determine is unlawful to accept. We will accept all proper elections that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election for any particular options or for any particular eligible holder, provided that if we grant any such waiver, it will be granted for all eligible holders and options for which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the eligible holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Our acceptance constitutes an agreement.

Your election through the procedures described above constitutes your acceptance of the terms and conditions of the offer. Our acceptance of your elections for amendment will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the offer.

5.             Withdrawal rights and change of election.

You may withdraw or change your election only in accordance with the provisions of this section.

If you have previously elected to accept the offer, you may withdraw your election at any time before the expiration of the offer, which is expected to be 5:00 p.m., Pacific Time, on July 6, 2007. If we extend the offer, you may withdraw your election at any time until the extended offer expires. In addition, if we have not accepted your election by 5:00 p.m., Pacific Time, on August 3, 2007, you may withdraw your election at any time thereafter.

To validly withdraw an earlier election, you must submit, in accordance with the procedures listed in Section 4 above, a properly completed new election form to the Company by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405, while you still have the right to withdraw your election. On the election form, you will need to check the appropriate box to indicate that you elect not to accept the offer.  Any election you do not withdraw will remain effective pursuant to your prior election form.  You may change your mind as many times as you wish, but you will be bound by the last properly submitted election form we receive before the expiration of the offer.  We must receive the properly completed new election form before the expiration of the offer. The expiration of the offer will occur at 5:00 p.m., Pacific Time, on July 6, 2007, unless we extend the offer.  Any election you do not withdraw will remain in effect under the offer pursuant to the last properly submitted election form.

You may not rescind or cancel any withdrawal.  Instead you must re-elect to accept the offer before the expiration date.  To re-elect to accept the offer you must submit by e-mail to 409aoptions@activision.com or by hand delivery to Sandy Digilio or Jesse Meschuk at Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California, 90405, a new election form before the expiration of the offer by following the procedures described in Section 4 of this Offer to Amend. This new election form must be properly completed and dated and submitted after your original election form and after your withdrawal.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any election form, nor will anyone incur any liability for failure to give any notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt of any withdrawals.

6.             Acceptance of elections for amendment, issuance of cash payments, and amendment of options.

Upon the terms and conditions of the offer and promptly following the expiration of the offer, we will accept all proper elections that have been made and have not been validly withdrawn before the expiration of the offer.

Subject to the terms and conditions of the offer, if elections for your eligible options are properly made and accepted by us, your eligible options will be amended as of the amendment date and time. We expect that the amendment date and time will be the date that the offer expires (but following the expiration of the offer), which is currently expected to be July 6, 2007.  If the expiration of the offer is extended, then the amendment date and time will be similarly extended to the new date of the expiration of the offer. Once eligible options for which you elect to accept the offer are amended, the exercise price of the old options will be replaced by the exercise price of the amended option and the old exercise price will no longer apply.

For purposes of the offer, we will be deemed to have accepted valid elections that have been made and not properly withdrawn as of the time when we give notice to the eligible holders generally of our acceptance for amendment of any options. We will provide this notice by press release, e-mail or other method of communication. Subject to our rights to terminate the offer, discussed in Section 15 of this Offer to Amend, we currently expect that we will accept promptly after the expiration of the offer all proper elections that have been made that are not validly withdrawn.

Promptly following the expiration of the offer, you will receive an “Amendment to Stock Option Agreements and Promise to Make Cash Payment” evidencing the amendment of your eligible options and your right to receive the cash payment, as described in Section 2 of this Offer to Amend.  Any cash payment owed to you for an eligible option for which you have chosen to accept the offer will be paid to you, less over any applicable tax withholding, on or promptly following January 11, 2008.  This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture and is nontransferable.  You will receive any cash payments to which you are entitled on or promptly following January 11, 2008, regardless of whether the eligible option is vested and regardless of whether you are employed by us at that time. If you do not receive an “Amendment to Stock Option Agreements and Promise to Make Cash Payment” within seven U.S. business days after the expiration of the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you. The IRS guidance under Section 409A that allows us to offer you the opportunity to eliminate the adverse tax consequences under Section 409A by amending your options also imposes certain requirements regarding the timing of the cash payments for your eligible options that are amended. The guidance does not allow us to make the cash payments in the same calendar year in which the options are amended.

Options that we do not accept for amendment will remain outstanding until they expire by their current terms. If you accept the offer but exercise your eligible options prior to expiration of the offer, the options that you exercise will no longer be eligible to be amended in the offer and you will not receive a cash payment for those options. Please see Section 14 of this Offer to Amend for a description of the tax consequences to you of accepting or not accepting the offer.

7.             Conditions of the offer.

Notwithstanding any other provision of the offer, we will not be required to accept any options for amendment, and we may terminate the offer, or postpone our acceptance and amendment of elections to amend that have been made, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date the offer begins, and before the expiration of the offer, any of the following events has occurred, or has been reasonably determined by us to have occurred:  there shall have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the offer or otherwise relating in any manner, to the offer, or any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the offer, any of which might restrain, prohibit or delay completion of the offer or impair the contemplated benefits of the offer to us.

If any of the above events occur, we may terminate the offer; complete and/or extend the offer, subject to your withdrawal rights; amend the terms of the offer; or waive any unsatisfied condition and, subject to any requirement to extend the period of time during which the offer is open, complete the offer.

The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration of the offer.

8.             Price range of shares underlying the options.

There is no established trading market for eligible options or any other options granted under the Specified Activision Plans.

The Activision common stock that underlies your options is quoted on the Nasdaq Global Select Market under the symbol “ATVI.” The following table shows, for the periods indicated, the high and low intraday sales price per share of our common stock as reported by the Nasdaq Global Select Market.

Quarter Ended	High	Low
1st Quarter (through June 1, 2007)	$20.25	$18.66
Fiscal Year Ending March 31, 2007
4th Quarter	$19.20	$16.05
3rd Quarter	18.19	14.22
2nd Quarter	16.00	10.47
1st Quarter	15.11	10.71
Fiscal Year Ending March 31, 2006
4th Quarter	$15.93	$11.81
3rd Quarter	21.98	12.94
2nd Quarter	23.07	16.09
1st Quarter	18.50	14.18

On June 1, 2007, the official closing price per share of our common stock, as reported by the Nasdaq Global Select Market, was $18.87 per share.

You should evaluate current market quotes for our common stock, among other factors, before deciding whether or not to accept the offer.

9.             Source and amount of consideration; terms of amended options.

Consideration.

Cash payments will be made from our general corporate assets, and you will be a general creditor of the Company for the cash payments until they are received.  If we receive and accept elections from eligible holders of all options eligible for the offer, subject to the terms and conditions of the offer, we will amend options to purchase a total of approximately 6,072,016 shares of our common stock, or approximately 2.1432% of the total 283,310,734 shares of our common stock outstanding as of  June 1, 2007, and the maximum aggregate cash payments payable pursuant to the offer will be approximately $4,034,790 excluding associated employer social security and Medicare tax contributions.

General terms of amended options.

Except for the new exercise price of your amended options, the terms and conditions of your amended options, including the number of shares underlying your options, the vesting of your options and the expiration of your options, will remain the same as the terms and conditions of your eligible options. The amendment of all amended options will be evidenced by an “Amendment to Stock Option Agreements and Promise to Make Cash Payments,” which we will send to you promptly after the expiration of the offer. You may exercise any of your amended options at any time following its amendment subject to the vesting provisions of such option and prior to the termination of the option pursuant to its terms.  Please note that, in order to process these option amendments in our stock option database, your amended options may not be exercisable until on or about July 13, 2007 (or later if we extend the offer or otherwise instruct you).

The Specified Activision Plans are administered under the direction of the compensation committee of our board of directors. Our board of directors generally may amend the Specified Activision Plans or the grants under the plans at any time and for any reason in a manner that does not impair an option holder’s rights without his or her consent (except, under the 2003 Plan, for amendments to comply with Section 409A of the Internal Revenue Code). All shares of our common stock issuable upon exercise of options under the Specified Activision Plans, including the shares that will be issuable upon exercise of the amended options, have been registered under the Securities Act of 1933 on one or more registration statements on Form S-8 filed with the SEC. The preceding description of the Specified Activision Plans is a summary and is not complete. The Specified Activision Plans, and the forms of option agreement under the Specified Activision Plans, have been filed as exhibits to the Schedule TO of which the offer is a part. If you would like to receive a copy of the Specified Activision Plans, and the forms of option agreement thereunder, please e-mail 409aoptions@activision.com. We will promptly furnish you copies of these documents upon request at our expense.

10.          Information concerning the Company.

Activision, Inc. is a leading international publisher of interactive entertainment software products.

Activision, Inc. is incorporated in Delaware.  Our principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405 and our telephone number at that address is (310) 255-2000.  If you have questions regarding how to accept the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

A summary of the financial information included in our Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2006, and in our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, is attached as Schedule B to this Offer to Amend. The financial information included in Activision, Inc.’s Amended Annual Report on Form 10-K/A for the fiscal year ended March 31, 2006, filed with the SEC on May 25, 2007, and Activision, Inc.’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, filed with the SEC on June 7, 2007, is incorporated herein by reference. Please see Section 16 of this Offer to Amend entitled, “Additional Information,” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial information.

The book value per share of our common stock was $4.98 at December 31, 2006. Book value per share is the value of our total stockholders’ equity divided by the number of issued and outstanding shares of Activision common stock, which was 282,934,869 at December 31, 2006.

11.          Interests of directors and executive officers; transactions and arrangements concerning the options.

A list of our current directors and executive officers is attached to this Offer to Amend as Schedule A. As of June 1, 2007, our directors and executive officers as a group beneficially owned outstanding options under the Specified Activision Plans to purchase a total of 9,835,025 shares of our common stock, which represented approximately 29.3% of the shares of our common stock subject to all options outstanding under the Specified Activision Plans as of that date.  Schedule A includes information for each of the directors and executive officers with respect to their beneficial ownership of outstanding stock options.  None of our directors or executive officers is an eligible holder.

Neither we, nor any of our directors or executive officers, nor any affiliates of ours, were engaged in transactions involving options to purchase our common stock during the 60 days before and including the commencement of the offer.

12.          Status of options amended by us in the offer; accounting consequences of the offer.

Options that we accept for amendment through the acceptance of elections under the offer will be amended under the Specified Activision Plans.

The offer with respect to all eligible options is considered a modification of those options for financial reporting purposes.  Pursuant to the accounting standards in effect under the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 123R (revised 2004), the fair value of the amended options (including for this purpose the cash payments that become payable pursuant to the terms of the offer) will be recognized as compensation expense over the remaining requisite service period, with the fair value created as a result of cash payments that become payable pursuant to the terms of the offer recognized as compensation expense at the expiration of the offer.

13.          Legal matters; regulatory approvals.

We are not aware of any license or regulatory permit that we believe to be material to our business that might be adversely affected by our acceptance of elections, our amendment of options and our issuance of cash payments as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency or any Nasdaq Global Select Market listing requirements that would be required for the amendment of our options and cash payments as contemplated by the offer. Should any additional approval or other action be required, we contemplate that we will seek such approval or take such other action. We cannot assure you that any such approval or other action could be obtained or what the conditions imposed in connection with such approvals would entail or whether the failure to obtain any such approval or other action would result in adverse consequences to our business. Our obligation under the offer to accept elections for eligible options, to amend options and to make cash payments is subject to the conditions described in Section 7 of this Offer to Amend.

If we are prohibited by applicable laws or proposed or final tax regulations from amending options on the amendment date and time, we will not amend any options subject to such provisions. We are unaware of any such prohibition at this time.

14.          Material United States federal and California state income tax consequences.

The following is a summary of the material United States federal income tax consequences of the offer for those eligible holders subject to United States federal income tax. The following also includes a summary of the California income tax consequences of the offer for those eligible holders subject to California income tax. We include a section that summarizes the tax consequences of accepting the offer and a section that summarizes the tax consequences of not accepting the offer. You should read both sections before you decide whether to accept the offer.

This summary is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, final or proposed tax regulations thereunder and administrative and judicial interpretations (the “Internal Revenue Code”) and the California Revenue and Taxation Code as of the date of this Offer to Amend, all of which are subject to change, possibly on a retroactive basis. These tax laws may change and the federal, state and local tax consequences for each eligible holder will depend upon that eligible holder’s individual circumstances. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible holders. If you are subject to taxation in the United States, and are also subject to the tax laws of another country, you should be aware that there might be other tax and social insurance consequences that may apply to you.

We encourage you to consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of accepting or not accepting the offer. If you have any general questions regarding the terms of the offer or requests for general tax information about the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

If You Accept the Offer.

If you accept the offer, you should eliminate adverse tax consequences associated with your eligible options. Please read this section carefully, as well as the following section summarizing the tax consequences to you if you decide not to accept the offer.

Amended Options.

Section 409A of the Internal Revenue Code provides that stock options granted with an exercise price below the fair market value at the date of grant of the underlying stock at the date of grant of the option will, to the extent the option was not vested on or before December 31, 2004, be subject to adverse tax consequences. Corresponding provisions of California law also impose similar adverse tax consequences on discounted options. If you accept the offer, your eligible options that are amended should not be subject to the adverse tax consequences under federal or California law because the exercise price will equal the fair market value of the underlying stock at the date of grant of the option.

If you accept the offer for your eligible options, you will not be required to recognize income for United States federal or California income tax purposes at the time of the acceptance and amendment of such options. We believe that the acceptance and amendment of options will be treated as a non-taxable exchange for United States federal and California income tax purposes.

All eligible options are nonqualified stock options for purposes of United States and California tax law. Your amended options will continue to be nonqualified stock options. Under current tax law, you generally will not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be ordinary compensation income taxable to you in the year of exercise. If you were an  employee at the time of the grant of the option, any income recognized upon exercise of a nonqualified stock option generally will constitute wages for which withholding will be required. We generally will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable reporting requirements.

Cash Payments.

The cash payments you will receive in connection with the amendment of your eligible options under the offer will be taxable as ordinary compensation income. If you were an employee at the time the eligible options for which you accepted the offer were granted, any income recognized upon your receipt of a cash payment will constitute wages for which withholding will be required. We generally will be entitled to a deduction equal to the amount of ordinary compensation income taxable to you if we comply with applicable reporting requirements.

In addition, if you are a resident of more than one country, you should be aware that there might be tax and social insurance consequences for more than one country that may apply to you. We encourage you to consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of accepting or not accepting the offer. If you have general questions regarding the terms of the offer or requests for general tax information about the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

If You Do Not Accept the Offer.

If you do not accept the offer, you will be subject to adverse tax consequences with respect to your eligible options. If you do not accept the offer, you will keep your current options. Please read this section carefully and talk to your tax advisors about your decision regarding acceptance of the offer.

Section 409A of the Internal Revenue Code provides that stock options granted with an exercise price below the fair market value at the date of grant of the underlying stock will, to the extent the option was not vested on or before December 31, 2004, be subject to adverse tax consequences. Corresponding provisions of California law also impose similar adverse tax consequences on discounted options. As a result, if you do not accept the offer, your eligible options will be subject to the adverse tax consequences under federal law and under California law, if you are subject to California tax.

The adverse tax consequences include a 40% tax — 20% imposed under federal law and 20% imposed under California law for persons subject to California income tax — plus interest, which amounts are in addition to all other income and employment taxes applicable to options. These taxes and interest will likely begin to apply when your option vests. Further, it is possible that during each subsequent tax year (until the option is exercised or expires), any increase in value of the underlying stock will be taxed and may also be subject to the additional 40% tax (or 20% for persons not subject to California income tax) and interest, in addition to other income and employment taxes. We will withhold taxes and report income amounts to the IRS and other taxing authorities as required by applicable laws and will not reimburse you for those taxes.

If you do not accept the offer, you will not be entitled to the cash payment.

Uncertainty

Although the IRS has issued final regulations under Section 409A, it is possible that the IRS may issue further guidance that may differ from the final regulations and our current good-faith interpretation of the law and that you and your personal tax advisor may advocate a position under the current statute and IRS guidance that your eligible options are exempt from Section 409A. We cannot guarantee the effect of any future IRS guidance.

We cannot guarantee any particular tax results related to your options. Because the offer involves complex tax considerations, we recommend that you consult your financial, legal and/or tax advisor before you make any decisions about accepting the offer.

In addition, if you are subject to taxation in the United States, and also are subject to taxation in another country, there may be additional tax consequences relating to your acceptance of the offer. We encourage you to consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of accepting or not accepting the offer. If you have any general questions regarding the terms of the offer or requests for general tax information about the offer, you should e-mail 409aoptions@activision.com and include your telephone number, and we will call you.

15.          Extension of offer; termination; amendment.

Although we do not currently intend to do so, we reserve the right, in our discretion, to extend the period of time during which the offer is open and delay the acceptance for amendment of any options. If we elect to extend the period of time during which the offer is open, we will give you written notice of the extension and delay, as described below. If we extend the expiration of the offer, we will also extend your right to withdraw elections for eligible options until the new date of the expiration of the offer. In the case of an extension, we will issue an e-mail or other form of communication no later than 6:00 a.m., Pacific Time, on the next U.S. business day after the previously scheduled expiration of the offer.

We also reserve the right, in our reasonable judgment, before the expiration of the offer to terminate or amend the offer and to postpone the expiration of the offer if any of the events listed in Section 7 of this Offer to Amend occurs or we otherwise determine for any reason that continuation of the Offer to Amend is not in our best interests, by giving written notice of the termination, amendment or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and amendment of options for which elections have been made is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires us to pay the consideration offered or return the options promptly after termination or withdrawal of the offer.

Subject to compliance with applicable law, we further reserve the right, in our discretion, before the expiration of the offer to amend the offer in any respect, including by decreasing or increasing the consideration offered in the offer to eligible holders or by decreasing or increasing the number of options being sought in the offer. As a reminder, if a particular option expires after commencement, but before amendment under the offer, that particular option is not eligible for amendment. Therefore, if we extend the offer for any reason and if a particular option for which an election to accept the offer was made before the originally scheduled expiration of the offer expires after such originally scheduled expiration of the offer but before the actual amendment date and time under the extended offer, that option would not be eligible for amendment.

The minimum period during which the offer will remain open following material changes in the terms of the offer or in the information concerning the offer, other than a change in the consideration being offered by us or a change in amount of existing options sought, will depend on the facts and circumstances of such change, including the relative materiality of the terms or information changes. If we modify the number of eligible options being sought in the offer or the consideration being offered by us for the eligible options in the offer, the offer will remain open for at least ten U.S. business days from the date of notice of such modification. If any term of the offer is amended in a manner that we determine constitutes a material change adversely affecting any holder of eligible options, we will promptly disclose the amendments in a manner reasonably calculated to inform holders of eligible options of such amendment, and we will extend the offer’s period so that at least five U.S. business days, or such longer period as may be required by the tender offer rules, remain after such change.

For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, U.S. Eastern Time.

16.          Additional information.

This Offer to Amend is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Offer to Amend does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to accept the offer:

1.             Our Amended Annual Report on Form 10-K/A for our fiscal year ended March 31, 2006, filed with the SEC on May 25, 2007;

2.             Our Amended Quarterly Report on Form 10-Q/A for our fiscal quarter ended June 30, 2006 and our Quarterly Reports on Form 10-Q for our fiscal quarters ended September 30, 2006 and December 31, 2006, filed with the SEC on June 7, 2007;

3.             Our Current Reports on Form 8-K filed with the SEC on April 27, 2006, May 4, 2006*, May 5, 2006, May 9, 2006*, July 19, 2006, July 28, 2006, September 20, 2006, October 3, 2006, October 23, 2006,  October 25, 2006, November 6, 2006, November 15, 2006, January 8, 2007, January 25, 2007, February 7, 2007, February 9, 2007, February 16, 2007, March 8, 2007, April 5, 2007, May 3, 2007* and June 1, 2007*.

*              Indicates that the Current Report on Form 8-K submitted to the SEC includes information “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K.  Pursuant to the rules of the SEC, such information is not deemed to be “filed” for the purpose of the Exchange Act and is not incorporated into this document.

4.             The description of our common stock included in our registration statement on Form 8-A, filed with the SEC on July 23, 1984, including any amendments or reports we file for the purpose of updating that description.

The SEC file number for these filings is 000-12699. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (202) 551-8090. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

We also intend to file our annual report on Form 10-K for the fiscal year ended March 31, 2007 on or before June 14, 2007 and plan to amend our Tender Offer Statement on Schedule TO to incorporate information from the Form 10-K by reference.  We recommend that you review our Form 10-K for the fiscal year ended March 31, 2007 when it is filed.

Each person to whom a copy of this Offer to Amend is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by e-mailing 409aoptions@activision.com.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Offer to Amend, you should rely on the statements made in the most recent document.

The information contained in this Offer to Amend about us should be read together with the information contained in the documents to which we have referred you, in making your decision as to whether or not to accept the offer.

17.          Financial statements.

Attached as Schedule B to this Offer to Amend is our summary financial information from our Amended Annual Report on Form 10-K/A for our fiscal year ended March 31, 2006 and Quarterly Report on Form 10-Q for our fiscal quarter ended December 31, 2006.  More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 16 of this Offer to Amend.

18.          Miscellaneous.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the eligible holders residing in such jurisdiction.

Except as set forth the Offer to Amend and the related offer documents, we have not authorized any person to make any recommendation on our behalf as to whether you should elect to accept the offer to amend your options.  We will prepare communications regarding the offer and provide general tax information to eligible holders regarding the offer.  We will not provide tax advice specific to an individual’s circumstances. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with the offer other than the information and representations contained in this Offer to Amend and in the related offer documents. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.

SCHEDULE A

INFORMATION CONCERNING
THE DIRECTORS AND EXECUTIVE OFFICERS
OF ACTIVISION, INC.

The directors and executive officers of Activision, Inc. (the “Company”) as of June 1, 2007, are set forth in the following table:

Name	Position and Offices Held	Number of Shares Underlying Outstanding Options to Purchase Common Stock Under the Specified Activision Plans	Percentage of Total Outstanding Options to Purchase Common Stock Under the Specified Activision Plans
Robert A. Kotick	Chairman and Chief Executive Officer of the Company	1,970,375	5.9%
Brian G. Kelly	Co-Chairman of the Company	2,286,763	6.8%
Ronald Doornink	Director and Senior Advisor to the Company	1,032,500	3.1%
Robert J. Corti	Director	131,390	*
Barbara S. Isgur	Director	232,503	*
Peter J. Nolan	Director	131,390	*
Robert J. Morgado	Director	466,951	1.4%
Richard Sarnoff	Director	69,167	*
Michael J. Griffith	President and Chief Executive Officer of Activision Publishing, Inc. and Principal Executive Officer of the Company	1,458,334	4.3%
Thomas Tippl	Chief Financial Officer of Activision Publishing, Inc. and Principal Financial and Accounting Officer of the Company	900,000	2.7%
George L. Rose	Senior Vice President, General Counsel and Secretary of the Company	268,985	*
Robin Kaminsky	Executive Vice President, Publishing of Activision Publishing, Inc.	646,667	1.9%
Brian Hodous	Chief Customer Officer of Activision Publishing, Inc.	240,000	*

*                    Less than 1% of the outstanding shares of common stock.  The percentage of beneficial ownership is based on 33,594,521 shares of common stock outstanding under the Specified Activision Plans as of June 1, 2007.

Our directors and executive officers are not eligible to participate in the offer.

The address of each director and executive officer is: c/o Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405, and the telephone number is (310) 255-2000.

SCHEDULE B

SUMMARY FINANCIAL INFORMATION OF
ACTIVISION, INC. AND SUBSIDIARIES
(in thousands, except per share data)

	Year Ended		Nine Months Ended
	March 31, 2006	March 31, 2005	December 31, 2006	December 31, 2005
Consolidated Statement of Operations Data:
Net revenues	$1,468,000	$1,405,857	$1,200,500	$1,279,875
Cost of sales—product costs	734,874	658,949	618,162	617,021
Cost of sales—intellectual property licenses and software royalties and amortization	205,488	185,997	143,896	195,032
Income from continuing operations	15,226	179,608	102,261	41,786
Net income	40,251	135,057	100,209	49,379
Income per common share from continuing operations (basic)*	0.06	0.72	0.36	0.15
Income per common share from continuing operations (diluted)*	0.05	0.65	0.34	0.14
Net income per common share (basic)*	0.15	0.54	0.36	0.18
Net income per common share (diluted)*	0.14	0.49	0.33	0.17
Consolidated Balance Sheet Data (At Period End):
Current assets	$1,116,055	$1,122,464	$1,484,378	$1,326,448
Noncurrent assets	302,200	183,455	407,092	263,667
Current liabilities	193,856	208,645	441,456	386,924
Noncurrent liabilities	1,776	—	41,128	1,216

Ratio of earnings to fixed charges	NA	NA	NA	NA

*                    All share and per share amounts reflect, or have been restated to reflect, the four-for-three stock split that was effected in the form of a 33 1/3% common stock dividend distributed to shareholders of record as of March 7, 2005 and paid on March 22, 2005 and the four-for-three stock split that was effected in the form of a 33 1/3% common stock dividend distributed to shareholders of record as of October 10, 2005 and paid on October 24, 2005.